

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 23, 2016

Shane Reeves
Chief Executive Officer
American Oil & Gas Inc.
6860 S. Yosemite Court, Suite 2000
Centennial, CO 80112

   Re: **American Oil & Gas Inc.**
      Form 10-K for the Fiscal Year ended January 31, 2015
      Filed May 18, 2015
      File No. 333-180164

Dear Mr. Reeves:

  We issued a comment on the above captioned filing on January 14, 2016. On March 8, 2016, we issued a follow-up letter informing you that this comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 with any questions.

        Sincerely,

        /s/ Karl Hiller

        Karl Hiller
        Branch Chief
        Office of Natural Resources